Donald W. Brodsky
direct dial:  713.646.1335
dbrodsky@bakerlaw.com

December 1, 2010

VIA EDGAR

Ms. Suying Li
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549-4628

Re:	Swift Energy Company
Form 10-K for Fiscal Year Ended
December 31, 2009
Filed February 26, 2010
File No. 001-08754

Dear Ms. Li:

On behalf of our client, Swift Energy Company, this letter confirms our telephone conversation earlier today in which I indicated that the response of Swift Energy Company to the comments of the Staff contained in the Staff’s letter of November 23, 2010 (received by Swift Energy Company on that date) regarding the above captioned filing would be filed no later than Wednesday, December 15, 2010.

Thank you.  Please feel free to contact me with any questions.

Sincerely,

Donald W. Brodsky

Cc:           Chris Abundis
Alton Heckaman